Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

September 1, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Senior Managerial Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that Ms. Archana Bhaskar has resigned from the position of Chief Human Resources Officer (CHRO) of the Company. She will cease to be CHRO and Senior Management Personnel of the Company, effective from the close of business hours on November 30, 2025. The resignation letter of Ms. Archana is annexed herewith.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl. No.	Particulars	Details
1	Reason for change viz. ~~appointment, re-appointment,~~ resignation, ~~removal, death or otherwise;~~

Ms. Archana Bhaskar has resigned from the position of Chief Human Resources Officer (CHRO) of the Company to pursue other interests. She will cease to be CHRO and Senior Management Personnel of the Company, effective from the close of business hours on November 30, 2025

2	Date of ~~appointment/re-appointment/~~cessation ~~(as applicable) & term of appointment/re-appointment~~	November 30, 2025
3	Brief profile (in case of appointment)	Not applicable
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

September 1, 2025

To,

Erez Israeli

CEO

Dr. Reddy’s Laboratories Limited

Sub: My association with the company

Dear Erez,

Subsequent to our discussions, this note is to formalise my separation from the organisation to pursue other interests. I will be available to the Company till November 30, 2025.

I had a fulfilling 8+ years being part of this great organisation. Wishing the Company lots of success in the coming months and years.

Thank you and regards,

Archana Bhaskar

CHRO